LAB123, INC.
233 Narragansett Avenue
Lawrence, New York 11559

                                January 8, 2007

BY EDGAR and FACSIMILE to 202-772-9217

Suzanne Hayes, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Lab123, Inc. Registration Statement on Form SB-2, Registration No. 333-137545 (the “Registration Statement”)

Dear Ms. Hayes:

On behalf of Lab123, Inc. (the “Company”), I hereby request that the above-captioned Registration Statement be ordered effective at 4:00 p.m. on Wednesday, January 10, 2007, or as soon as practicable thereafter.

On behalf of the Company I represent as follows:

(a)
the Company understands that should the SEC or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the filing;

(b)
the Company understands that the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(c)
the Company will not assert the action of the SEC in declaring the Registration Statement effective as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael Sosnowik

Michael Sosnowik Chief Executive Officer